SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)

REALOGY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75605Y106

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person RCIV Holdings (Luxembourg) S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,084,007 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,084,007 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,084,007 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 839,386 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 839,386 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 839,386 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Domus Investment Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 774,306 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 774,306 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 774,306 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Domus Co-Investment Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,427,371 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,427,371 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,371 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 839,386 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 839,386 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 839,386 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 839,386 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 839,386 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 839,386 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 839,386 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 839,386 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 839,386 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 839,386 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 839,386 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 839,386 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person RCIV Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,084,007 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,084,007 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,084,007 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 25,125,070 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 25,125,070 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,125,070 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.3%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 25,125,070 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 25,125,070 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,125,070 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.3%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 25,125,070 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 25,125,070 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,125,070 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.3%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 25,125,070 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 25,125,070 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,125,070 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.3%

14	Type of Reporting Person OO

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 25,125,070 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 25,125,070 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,125,070 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.3%

14	Type of Reporting Person PN

CUSIP No. 75605Y106		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 25,125,070 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 25,125,070 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,125,070 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.3%

14	Type of Reporting Person OO

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on October 19, 2012, by (i) Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI LP”), (ii) Domus Investment Holdings, LLC, a Delaware limited liability company (“Domus LLC”), (iii) Domus Co-Investment Holdings LLC, a Delaware limited liability company (“Domus Co-Invest LLC”). (iv) RCIV Holdings (Luxembourg) S.à r.l., a limited company organized under the laws of Luxembourg (“RCIV Luxembourg”), (v) Apollo Advisors VI, L.P., a Delaware limited partnership (“Advisors VI”), (vi) Apollo Capital Management VI, LLC, a Delaware limited liability company (“ACM VI”), (vii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Principal I”), (viii) Apollo Principal Holdings I GP, LLC, ., a Delaware limited liability company (“Principal I GP”), (ix) RCIV Holdings, L.P., a Cayman Islands exempted limited partnership (“RCIV LP”), (x) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), (xi) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI LLC”), (xii) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (xiii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xiv) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”) and (xv) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  AIF VI LP, Domus LLC, Domus Co-Invest LLC, RCIV Luxembourg, Advisors VI, ACM VI, Principal I, Principal I GP, RCIV LP, Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Holdings GP are referred to herein collectively as the “Reporting Persons”.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on October 19, 2012, as amended.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On April 16, 2013, AIF VI LP, Domus LLC, Domus Co-Invest LLC and RCIV Luxembourg (collectively, the “Apollo Funds”) sold an aggregate of 40,250,000 shares of Common Stock pursuant to an underwritten offering (the “Offering”), as discussed in the Issuer’s prospectus supplement dated April 12, 2013, supplementing the Issuer’s registration statement on Form S-3 and the preliminary prospectus supplement (File No. 333-187816), each filed with the Securities and Exchange Commission on April 9, 2013, and the underwriting agreement dated as of April 11, 2013 (the “Underwriting Agreement”), among the Issuer, the Apollo Funds, and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the underwriters identified therein.  The shares of Common Stock sold on April 16, 2013 included shares sold upon exercise of the underwriters’ over-allotment option as described in the Underwriting Agreement.  Following the sales of Common Stock by the Apollo Funds, the Apollo Funds own of record an aggregate of 25,125,070 shares of Common Stock of the Issuer, representing approximately 17.3% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by RCIV LP include the shares of Common Stock owned of record by RCIV Luxembourg.  The shares of Common Stock shown as beneficially owned by each of Advisors VI, ACM VI, Principal I and Principal I GP include the shares of Common Stock owned of record by AIF VI LP.  The shares of Common Stock shown as beneficially owned by each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP include the shares of Common Stock owned of record by Apollo Funds.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer included in this report other than the shares of Common Stock, if any, held of record by such Reporting Person, and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based upon 145,370,433 shares of Common Stock outstanding as of April 5, 2013, as reported by the Issuer in the final prospectus filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, filed by the Issuer on April 12, 2013.

(b)   See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Underwriting Agreement

On April 11, 2013, the Issuer and the Apollo Funds entered into the Underwriting Agreement with Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the underwriters identified in the Underwriting Agreement (collectively, the “Underwriters”), with respect to the sale by the Apollo Funds of an aggregate of 35,000,000 shares of the Common Stock of the Issuer.  Pursuant to the Underwriting Agreement, the Apollo Funds also granted the Underwriters a 30-day option to purchase up to 5,250,000 additional shares of the Common Stock, which the Underwriters exercised on April 11, 2013.  Closing of the sales occurred on April 16, 2013.

Lock-up Agreement

In connection with the Offering, the Apollo Funds entered into a lock-up agreement on April 11, 2013 (the “Lock-Up Agreement”) with Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the Underwriters, pursuant to which the Apollo Funds agreed that for a period of 90 days after April 11, 2013, except with the prior written consent of both Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the Apollo Funds would not, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the Apollo Funds in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The summaries of the Underwriting Agreement and of the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Amendment No. 1 to Schedule 13D as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by this reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                   Underwriting Agreement, dated as of April 11, 2013, by and among the Apollo Funds, the Issuer, and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the Underwriters (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2013 (File No. 001-35674).

Exhibit 2:                   Form of Lock-Up Agreement, dated as of April 11, 2013, by and among Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the Underwriters, and the Apollo Funds.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 18, 2013

APOLLO INVESTMENT FUND VI, L.P.

	By:	Apollo Advisors VI, L.P.
its general partner

		By:	Apollo Capital Management VI, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

DOMUS INVESTMENT HOLDINGS, LLC

	By:	Apollo Management VI, L.P.
its manager

		By:	AIF VI Management, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

DOMUS CO-INVESTMENT HOLDINGS LLC

	By:	Apollo Management VI, L.P.
its managing member

		By:	AIF VI Management, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO ADVISORS VI, L.P.

By:	Apollo Capital Management VI, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO CAPITAL MANAGEMENT VI, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

RCIV HOLDINGS (LUXEMBOURG) S.À R.L.

By:	RCIV Holdings, L.P.
its sole shareholder

By:	Apollo Management VI, L.P.
its manager

	By:	AIF VI Management, LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

RCIV HOLDINGS, L.P.

By:	Apollo Management VI, L.P.
its manager

By:	AIF VI Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT VI, L.P.

By:	AIF VI Management, LLC
its general partner

By:		/s/ Laurie D. Medley
Name:		Laurie D. Medley
Title:		Vice President

AIF VI MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President